                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. CRAYFISH ANNOUNCES OPERATING RESULTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003 (FY03). PRESS RELEASE DATED NOVEMBER 13, 2003. [Revised]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: November 18, 2003

                                                                CONTACT IN JAPAN
[REVISED NOVEMBER 18, 2003]
(CRAYFISH LOGO)
                                                              Crayfish Co., Ltd.
                                                                 Kazuhiko Muraki
                                                         Chief Executive Officer
                                                               ir@crayfish.co.jp
                                                                 +81-3-5951-7192


                    CRAYFISH ANNOUNCES OPERATING RESULTS FOR
                 THE FISCAL YEAR ENDED SEPTEMBER 30, 2003 (FY03)

--------------------------------------------------------------------------------
Tokyo/New York, November 13, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) (hereinafter "Crayfish" or the "Company"), a provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises, today announced the results of its operations for fiscal year ended September 30, 2003. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for financial information.
--------------------------------------------------------------------------------


FISCAL YEAR ENDED SEPTEMBER 30, 2002 FINANCIAL HIGHLIGHTS

For the Year Ended September 30, 2003 and 2002

------------------------------------------------------------------------------------------------------------
                                                           (JPY)             (JPY)                (US$)
                                                          FY2003             FY2002               FY2003
                                                        (UNAUDITED)        (Audited)           (UNAUDITED)
------------------------------------------------------------------------------------------------------------
  REVENUE                                                    1,772              2,945             13,681
  INCOME FROM OPERATIONS                                       563              1,331              5,050
  NET (LOSS) INCOME                                           (228)             1,338             (2,044)
------------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS) PER SHARE - BASIC                   (22,192.15)        130,460.70            (199.16)
                         - DILUTED                      (22,187.82)        130,346.30            (199.12)
------------------------------------------------------------------------------------------------------------

Notes:
1.   In millions of yen and thousands of U.S. dollars except per share data.
2. U.S. dollar amounts have been translated at the rate of JPY 111.43 = US$1, the spot rate of the Federal Reserve Bank in the U.S. on September 30, 2003.

4Q/FY03 IN REVIEW

HIGHLIGHTS OF THE COMPANY'S OPERATING RESULTS AND ACTIVITIES DURING 4Q/FY03 ARE AS FOLLOWS:

-    BEGIN TO MARKET HARDWARE
-    ESTABLISH NEW SUBSIDIARY
-    DECLINING DESKWING SUBSCRIBER CANCELLATIONS


BEGIN TO MARKET HARDWARE
As part of the Company's goal to market a wide array of IT product and services to small and medium sized enterprises, the Company began to market PC hardware for Japanese small and medium sized enterprises from September 1, 2003. Affiliates of Hikari Tsushin, Inc. provide marketing support to the Company. The Company projects revenues from the new business of JPY 100 million in the next fiscal year ending September 30, 2004.


ESTABLISH NEW SUBSIDIARY
Since March 2003, the Company has conducted Internet advertising space business as part of its effort to increase earnings. In connection with the start of Internet advertising space business, the Company established a new subsidiary -- Cyber Joy, Inc. ("Cyber Joy"). Cyber Joy will conduct sales of Internet advertising space, and the Company projects the sales of Cyber Joy to reach JPY50 million for its first fiscal year ending in September 2004.


DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS
During 4Q/FY 2003, the Company acquired a total of 70 new DESKWING subscribers, a decrease of 22.2% from 90 in 4Q/FY 2002 and a decreased of 15.7% from 83 in 3Q/FY 2003. Cancellations during 4Q/FY 2003 declined to 645, a decrease of 78.5% from 2,999 in 4Q/FY2002 and 23.6% from 844 in 3Q/FY 2003.

        ----------------------------------------------------------------------------------------------
                                 4QFY03          3QFY03         2Q/FY03         1Q/FY03        4Q/FY02
        ----------------------------------------------------------------------------------------------
        New                          70              83              59              54             90
        ----------------------------------------------------------------------------------------------
        Cancelled                   645             844           1,230           2,202          2,999
        ----------------------------------------------------------------------------------------------
        Quarter-End Balance       8,209           8,784           9,545          10,716         12,864
        ----------------------------------------------------------------------------------------------


UNAUDITED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

* Results for 4Q/FY03 (presentation slides) will be available on the Company's website (http://www.crayfish.co.jp/eng/ir.html) from November 17, 2003. In addition, the Company will hold an earnings call in the morning (United States, EST) on the same day regarding results for 4Q/FY03 and the Company's mid-term and long-term strategy. If you would like to join the call, please e-mail to ir@crayfish.co.jp and include the words "Earnings Call" in the e-mail message subject header.


REVENUE
Total revenues in FY2003 were JPY1,772 million, down 39.8% from JPY2,945 million in FY2002. The decrease in total revenues was mainly attributable to a decline in the number of subscribers.

COSTS OF REVENUE
Total cost of revenues for FY2003 increased 2.2% to JPY650 million from JPY636 million in FY2002. The increase in cost of revenue is mainly attributable to the increase in cost of revenue from new businesses.


GROSS PROFIT
The Company recorded gross profit of JPY1,122 million in FY 2003, a 51.4% decrease from JPY2,309 million in FY2002. The decline in gross profit reflects decrease in revenue from DESKWING.


OPERATING EXPENSES
Total operating expenses in FY2003 declined by 42.7% to JPY560 million from JPY978 million in FY2002. The decline is mainly attributable to decrease in SG&A expense and net loss on disposal of property and equipment.

Selling, general and administrative expense (SG&A) decreased to JPY512 million in FY2003, down 36.5% from JPY806 million in FY2002. The decrease in SG&A expense is mainly due to decrease in salaries as a result of outsourcing call-center operations to CalltoWeb, Inc, and decline in depreciation in connection with the sales of fixed assets, as were announced on November 14, 2002.


INCOME FROM OPERATIONS
As a result of the aforementioned factors, the Company recorded an income from operation of JPY563 million in FY2003. This figure compares with income of JPY1,331 million in FY2002. The 57.7% decline in income from operations from FY2003 to FY2002 is attributable to a decrease in revenue.


NET INCOME
In FY2003, the Company posted net loss of JPY 228 million. The net loss is mainly due to expenses recognized in accordance with the agreement regarding the settlement of all pending class actions, as was announced on August 8, 2003. This figure compares with net income of JPY1,338 million in FY2002.


BUSINESS OUTLOOK

The Company will continue to aim to achieve positive results by operational improvements, strengthening marketing and providing products and services to address the needs of small and medium sized enterprises in Japan.

The Company will continue to aim to stabilize profit by reducing cancellation rates in its server business including DESKWING by increasing customer satisfaction levels. The Company will continue to expand software business by marketing and providing products and services in software business. For the Internet advertising space business, the Company has established a wholly owned subsidiary, Cyber Joy, to market and sell Internet advertising space. The Company will aim to expand profit by increasing the number of partners providing Internet advertising space and increasing sales of Internet advertising space through Cyber Joy. The Company is also creating advertising media for the Internet.

By the above strategy, and taking into consideration litigation settlement fees and the previously announced capital reduction, the Company forecasts JPY 1,500 million of total revenue, JPY 200 million of ordinary income, and JPY 180 million of net income for Fiscal Year 2004 in accordance with Japan GAAP. There is no material difference between Japan GAAP and the U.S. GAAP in accounting treatment applied to financial projections of the Company.


COMPANY INFORMATION

The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (trademark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.


CORPORATE HEADQUARTERS:

Crayfish Co., Ltd.
5th Floor, Minami Ikebukuro 1-16-15
Minami Ikebukuro
Toshima-ku, Tokyo 171-0022 Japan
Tel: 81-3-5951-7192


SAFE HARBOR

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the

Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

                               CRAYFISH CO., LTD.
                            CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                 September 30, 2003       September 30, 2002
                                                                     (Unaudited)               (Audited)
                                                               -----------------------    ------------------
                                                               US$ (Note3)      JPY              JPY
                                                               -----------   ---------    ------------------
ASSETS
Current assets:
  Cash and cash equivalents                                       17,332     1,931,316       16,412,076
  Time deposit in banks                                            1,795       200,000          200,000
  Accounts receivable, net of allowance for doubtful accounts        294        32,799           14,751
  Accounts receivable due from related parties                       748        83,328           21,436
  Deposit paid for litigation settlement                           7,019       782,081               --
  Prepaid expense and other current assets                           464        51,708           61,017
                                                                  ------     ---------       ----------
     Total current assets                                         27,652     3,081,232       16,709,280
                                                                  ------     ---------       ----------
Property and equipment, net of accumulated depreciation              175        19,529          159,390
Deposits paid for rental offices                                       4           500            4,630
Deposits paid for rental offices due from related parties             16         1,789           24,751
Deposit for subscription of equity stock                              90        10,000               --
Other assets                                                           2           227           16,851
                                                                  ------     ---------       ----------
     Total assets                                                 27,939     3,113,277       16,914,902
                                                                  ------     ---------       ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                 1,394       155,287           74,160
  Accounts payable due to related parties                            226        25,237            9,110
  Accrual for litigation settlement                                7,019       782,081               --
  Consumption tax payable                                             --            --           88,819
  Deferred initial contract fees                                       2           251            4,004
  Accrued liabilities and other current liabilities                  292        32,579           22,009
                                                                  ------     ---------       ----------
     Total current liabilities                                     8,933       995,435          198,102
                                                                  ------     ---------       ----------
Common stock                                                       3,798       423,219        8,060,325
Additional paid-in capital                                            --            --        6,734,094
Retained earnings, since October 1, 2001                          15,208     1,694,623        1,922,381
                                                                  ------     ---------       ----------
  Total shareholders' equity                                      19,006     2,117,842       16,716,800
                                                                  ------     ---------       ----------
  Total liabilities and shareholders' equity                      27,939     3,113,277       16,914,902
                                                                  ======     =========       ==========

                               CRAYFISH CO., LTD.
                         CONDENSED STATEMENTS OF INCOME
                      (in thousands, except per share data)


                                                   Three months ended September 30,         Twelve months ended September 30,
                                               ---------------------------------------  ----------------------------------------
                                                 2003 (Unaudited)     2002 (Unaudited)     2003 (Unaudited)       2002 (Audited)
                                               --------------------   ----------------  ----------------------    --------------
                                                 US$          JPY           JPY           US$           JPY             JPY
                                               -------      -------   ----------------  -------      ---------    --------------
                                               (Note3)                                  (Note3)

Revenue from third parties                      3,560       396,694       533,909       13,681       1,524,498       2,936,291
Revenue from related parties                      644        71,746         9,069        2,220         247,420           9,069
Cost of revenue                                 1,823       203,157       156,006        5,829         649,620         636,174
                                                -----       -------       -------       ------       ---------       ---------
Gross profit                                    2,381       265,283       386,972       10,072       1,122,298       2,309,186
                                                -----       -------       -------       ------       ---------       ---------
Operating expenses:
  Selling, general and administrative
   expense                                      1,442       160,597       147,345        4,591         511,581         806,258
  Research and development                         --            --         7,403            4             500          51,031
  (Gain) loss on disposal of property
   and equipment, net                              18         2,058          (372)         212          23,583          97,050
  Expenses related to litigation                   64         7,113        12,839          215          23,908          23,845
                                                -----       -------       -------       ------       ---------       ---------
     Total operating expenses                   1,524       169,768       167,215        5,022         559,572         978,184
                                                -----       -------       -------       ------       ---------       ---------
(Loss) income from Operations                     857        95,515       219,757        5,050         562,726       1,331,002

Other income (expense):
  Interest income, net                              1            52           219            3             340           2,667
  Foreign exchange (loss) gain, net                 2           235            62            2             235          (3,357)
  Gain on sale of long-term investments                          --            --           --              --           9,975
  Gain on sale of investment in an affiliate                     --            --           --              --          32,646
  Expense for litigation settlement                --            --            --       (7,019)       (782,081)             --
  Other, net                                     (121)      (13,466)      (11,654)         (69)         (7,768)        (31,389)
                                                -----       -------       -------       ------       ---------       ---------
Income before provisions for income taxes         739        82,336       208,384       (2,033)       (226,548)      1,341,544
Provisions for income taxes                         3           302           950           11           1,210           3,800
                                                -----       -------       -------       ------       ---------       ---------
Net income (loss)                                 736        82,034       207,434       (2,044)       (227,758)      1,337,744
                                                =====       =======       =======       ======       =========       =========


                                                 US$         JPY           JPY        US$          JPY             JPY
                                               ------      --------     ---------   -------     ----------     ----------
Net income (loss) per share-basic               71.70      7,989.29     20,221.68   (199.16)    (22,192.15)    130,460.70
  - diluted                                        --            --     20,211.83   (199.12)    (22,187.82)    130,346.30
Shares used in per share calculation-basic     10,268        10,268        10,258    10,263         10,263         10,254
  - diluted                                        --            --        10,263    10,265         10,265         10,263

                               CRAYFISH CO., LTD.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                  Twelve months ended September 30,
                                                            ---------------------------------------------
                                                                  2003 (Unaudited)         2002 (AUDITED)
                                                            --------------------------     --------------
                                                            US$ (NOTE 3)        JPY             JPY
                                                            ------------   -----------     --------------
Cash flows from operating activities:
Net (loss) income                                              (2,044)        (227,758)       1,337,744
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                                   376           41,940          136,932
  Loss on sale and disposal of property and equipment             212           23,583           97,050
  Allowance for doubtful accounts                                   8              920            1,287
  Gain on sale of long-term investments                            --               --           (9,975)
  Gain on sale of investment in an affiliate, net                  --               --          (32,646)
  Changes in operating assets and liabilities:
    Accounts receivable                                          (726)         (80,860)          (6,759)
    Prepaid expenses and other current assets                      84            9,309          322,318
    Other assets                                                   --               (1)           4,601
    Accounts payable                                              874           97,404          (98,063)
    Consumption tax payable                                      (797)         (88,819)          88,819
    Deferred initial contract fees                                (34)          (3,753)          (5,552)
    Accrued liabilities and other current liabilities              95           10,570          (58,293)
                                                             --------      -----------       ----------
        Net cash provided by operating activities              (1,952)        (217,465)       1,777,463
                                                             --------      -----------       ----------
Cash flows from investing activities:
Proceeds from sale of investment in an affiliate                   --               --          160,020
Proceeds from sale of property and equipment                      858           95,585           10,484
Proceeds from sale of investment in equity securities              --               --           43,225
Payment for subscription of equity stock                          (90)         (10,000)              --
Acquisition of property and equipment                             (41)          (4,622)         (36,681)
Deposits returned                                                 243           27,092           26,255
                                                             --------      -----------       ----------
        Net cash provided by investing activities                 970          108,055          203,303
                                                             --------      -----------       ----------
Cash flows from financing activities:
Principal payments on capital leases                               (1)            (150)            (139)
Proceeds from exercise of stock options                            36            4,000            2,250
Cash distribution to shareholders with capital reduction     (129,007)     (14,375,200)              --
                                                             --------      -----------       ----------
        Net cash provided by (used in) financing activities  (128,972)     (14,371,350)           2,111
                                                             --------      -----------       ----------
Net (decrease) increase in cash and cash equivalents         (129,954)     (14,480,760)       1,982,877
Cash and cash equivalents at beginning of period              147,286       16,412,076       14,429,199
                                                             --------      -----------       ----------
Cash and cash equivalents at end of period                     17,332        1,931,316       16,412,076
                                                             ========      ===========       ==========
Supplemental Cash Flows Information:
  Cash paid for:                                                US$            JPY              JPY
                                                             --------      -----------       ----------
    Income taxes                                                   33            3,653              531
    Interest                                                       --               10               21

                        NOTES TO THE FINANCIAL STATEMENTS


1.   BUSINESS ORGANIZATION AND RESTRUCTURING

NATURE OF OPERATIONS

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see "Risk of business concentration" in Note 2).


DISCONTINUED OPERATIONS AND BUSINESS RESTRUCTURING

At the June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.
     All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders' meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the "Code"), elimination of the accumulated deficit of JPY12,071,756 thousand as of September 30, 2001, as recorded in the statutory book of accounts, transferring JPY12,071,576 thousand of additional paid-in capital ("APIC") and JPY180 thousand of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted ("GAAP") in Japan ("Japan GAAP") was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was JPY584,637 thousand less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of JPY584,637 thousand which will be carried forward under U. S. GAAP.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.
     Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of income.

FINANCIAL INSTRUMENTS

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.
     The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.


DERIVATIVE FINANCIAL INSTRUMENTS

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133. In accordance with SFAS No 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. Derivative financial instruments are, when necessary, utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company does not hold derivative financial instruments for trading purposes.
     The Company has not entered into any derivative contracts since August 2000 and at September 30, 2002 and 2003, the Company had no outstanding derivative contracts.


FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company's balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

LONG-LIVED ASSETS

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.


RISKS AND UNCERTAINTIES

Business Concentration:

As discussed above in "Nature of Operations" in Note 1, the Company previously had three main businesses generating revenue and, currently, the Company concentrates its resources only on its Deskwing hosting service. The Company has developing several businesses such as computer software sales and marketing and Internet advertising space business but most revenue for the forth quarter and the year ended September 30, 2003 still came from the Deskwing hosting service.


Cash Concentration:

At September 30, 2003, the Company maintains JPY2,131 million ($119,127 thousand) in banks including a JPY200 million ($1,795 thousand) time deposit with a maturity of greater than three months, which represented 68.5% of total assets of the Company. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to JPY10 million and its related unpaid interest, for time deposits starting from April 1 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.


REVENUE RECOGNITION

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled. The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 17 months.

The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.


STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

ADVERTISING AND PROMOTIONAL COSTS

The Company expenses advertising and promotional costs as they are incurred.


COMPUTATION OF EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No.128, "Earnings Per Share". Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company's incentive plans when the Company earned net earnings. When the Company incurs net losses, options and warrants are not included in the computation of diluted earnings per share, as such options and warrants would be considered antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic income or loss per share for the three months and the twelve months ended September 30, 2003 were none and three shares, respectively.


COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company has had no amounts categorized as other comprehensive income since its inception.


USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


RECLASSIFICATIONS

Certain prior forth quarter amounts in the financial statements have been reclassified to confirm with the current fourth quarter presentation. These reclassifications had no effect on reported earnings.


3.   U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2003, which was JPY 111.43 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.


4.   LITIGATION

On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against (i) the Company,
(ii) its CEO at the time, (iii) its underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch &

Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002.
     The Company negotiated with the plaintiffs and all parties have entered into a memorandum of understanding regarding the settlement of the class actions, subject to the execution of a final settlement agreement and approval by the Court. The executed memorandum of understanding was received by the Company from its litigation counsel on the morning of June 7, 2003 (Japan Time).
     Pursuant to the memorandum of understanding, defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, have reached a settlement with the plaintiffs to settle and discontinue all pending class actions for (JPY782,081 thousand) . This amount has been paid by the Company into an escrow account for expected future payment.
     This settlement will not become final until approved by the court after notice and hearing by the Court.


5.   CAPITAL REDUCTION WITH CASH DISTRIBUTION

The shareholders, at an extraordinary shareholders' meeting held on July 31, 2003, approved a distribution of cash to the Company' shareholders in connection with reduction of common stock and additional paid-in capital pursuant to Japanese Commercial Code. In the light of factors including present conditions; the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was JPY 14,375,200 thousand ($129,007 thousand) and the reduction of capital was effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital are JPY7,495,640 thousand ($67,268 thousand) and JPY6,879,560 thousand ($61,739 thousand), respectively, based on Japan GAAP. As discussed in note 1, APIC under Japan GAAP is different from that under U.S. GAAP. Based on U.S. GAAP, amount to be reduced in common stock and additional paid-in capital were JPY7,639,106 thousand ($68,556 thousand) and JPY6,736,094 thousand ($60,451 thousand), respectively.


6.   SUBSEQUENT EVENT

The Company listed American Depositary Shares ("ADR") on Nasdaq on March 8, 2000. The Company delists from Nasdaq effective on November 24, 2003 and terminates its ADR program on the same day.